EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated February 23, 2023, for the year ended December 31, 2022, which document makes reference to our firm and our report dated February 17, 2023, evaluating the Registrant's shale gas and contingent resources interests effective December 31, 2022 and the Registrant’s registration statements on Form F-10 (File No. 333-257151) and Form F-8 (File No. 333-200583) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

Dallas, Texas February 22, 2023	NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chief Executive Officer